November 21, 2006

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hudson Highland Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 15 2006

Form 10-Q/A for Fiscal Quarter Ended March 31, 2006

Form 10-Q for Fiscal Quarter Ended June 30, 2006

File No. 0-50129

Your letter of October 24, 2006

Ladies and Gentlemen:

We are writing in response to your letter of October 24, 2006 to Ms. Mary Jane Raymond regarding your review comments on the subject filings. Our responses are as follows, numbered in accordance with your comments.

Comment #1

Form 10-Q/A for Fiscal Quarter Ended March 31, 2006

Note 2 – Restatement of First Quarter 2006, page 8

Describe for us in more detail the nature of the errors occurring in the quarter ended March 31, 2006 and tell us how you identified the period to which these adjustments related.

Response to Comment #1

Background

We provide some definitions to aid your understanding:

•	Permanent placement revenue is revenue for placement of candidates in full time jobs with clients. Under applicable accounting rules, the revenue is recorded at the time of acceptance of the offer of employment by the candidate with appropriate documentation.

•	Permanent placement fall off is the reserve for candidate non-fulfillment of their agreement to begin work with the client. In some cases, after accepting a job, candidates do not in fact start work.

•	Contracting revenue is revenue for supplying temporary contractors to the client to perform tasks for specific billing rates, for specific time periods. Under applicable accounting rules, revenue is recognized at the time the services are rendered. Billing to the client typically occurs at a later date, frequently the end of the month of service.

•	Fixed price contracts are a type of contract revenue arrangement that guarantees a set fee per contractor hour to the client and a set number of hours to complete a designated task, regardless of the company’s cost per hour for the contractors or the actual time necessary to complete the work.

•	Unbilled accounts receivables are receivables that have been earned and revenue has been recognized (as described above), but were not billed to clients as of the balance sheet date. Revenue can remain unbilled for a number of factors, including contractual parameters (client only wants an invoice every 30 days despite approving the billable hours weekly) or the time to assemble the backup information such as individual timesheets, even though the revenue event is complete.

•	PeopleSoft system is a commercially-available integrated financial accounting, billing and time management system. It is used in many companies in service industries. This was installed in Hudson North America effective in the third quarter of 2005.

During the second quarter of 2006, the company conducted a comprehensive review of the accounting processes and reconciliations underlying its Hudson North America financial records maintained on the PeopleSoft system. The review was performed over a three month period beginning in May 2006 and included a re-creation of the unbilled accounts receivable sub-ledger detail. The company initiated the review because its Hudson North America business unit had significant turn-over of experienced staff during the first quarter of 2006. New senior financial management initiated a review of a number of March 31, 2006 balance sheet reconciliations in preparation for the company’s engagement of an outside party to review its PeopleSoft system due to the difficulties encountered in using the system since its installation.

The review described above revealed certain matters that the company subsequently recorded and disclosed. Those affecting the quarter ended March 31, 2006 were errors that occurred when recording (1) adjustments to certain permanent placement and contract revenues and (2) the amount of certain payroll-related accruals. Each is described below.

Determination of adjustments to certain permanent placement and contract revenues:

This error was the result of certain closing manual journal entries made in error during the first quarter of 2006. These entries related to the estimation of unbilled permanent placement accounts receivable and permanent placement fall offs and contracting revenues. These journal entries led to the recording of excess revenue of $1,643,000, an overstatement of accounts receivable by $1,577,000 and an understatement of $66,000 in accrued liabilities as of and for the three months ended March 31, 2006. The accounting review team was able to directly tie the erroneous journal entries to the first quarter of 2006 financial statements, and accordingly the reversal of such entries was included in the restatement of that period.

Determination of payroll withholding tax and employee benefit accruals:

This error was the result of an under-accrual for the liability for Hudson North America’s payroll tax, workers compensation, unemployment insurance and medical and social security withholdings for the period ended March 31, 2006. The company’s Hudson North America business unit had calculated the accrual using only the last payroll register of the period. However, the company did not identify an earlier withholding payment, which had not yet been remitted as of March 31, 2006, as a necessary component in the accrual calculation. High personnel turnover had resulted in new staff being unfamiliar with the accrual and related processes. These errors caused an understatement in current liabilities of $1,030,000, in direct costs of $824,000 and in selling, general and administrative expenses of $206,000 as of and for the three months ended March 31, 2006. The accounting review team was also able to directly tie these items to the first quarter of 2006 financial statements and accordingly the reversal of such entries was included in the restatement of that period.

Related effect on corporate bonuses and commissions:

As a result of the above adjustments that reduced reported income in the first quarter of 2006, certain accruals for corporate bonuses and commissions for the Hudson North America business unit were reversed with the effect of lowering selling, general and administrative expenses and accrued liabilities by $450,000 as of and for the three months ended March 31, 2006. These adjustments were based on management’s estimate of the appropriate bonus and commission accrual that would have been recorded had the above noted errors in the recording of revenue and payroll accruals not occurred in the quarter ended March 31, 2006. The reevaluation of bonus payouts is part of the company’s normal quarter end closing process.

Comment #2

Form 10-Q for Fiscal Quarter Ended June 30, 2006

Note 2 – Basis of Presentation and Description of Business, page 7

First Quarter 2006 Restatement and Related Matters, page 7

Please address the following items regarding your adjustments recorded in the quarter ended June 30, 2006:

•	Explain to us in more detail why it was impracticable to determine the applicable prior period to which the adjustment to receivables and revenue of $923,000 relate.

•	Provide us with your analysis supporting your determination that the adjustments of $643,000 attributable to 2005 were considered immaterial to the applicable quarterly and annual period, including quantitative and qualitative factors.

•	Clarify for us why you recorded these prior period adjustments in the quarter ended June 30, 2006. In this regard, we note that the nature of the adjustments and the amount were determined at the time of the filing of your amended Form 10-Q for the quarter ended March 31, 2006.

•	Tell us whether the adjustments recorded in the quarter ended June 30, 2006 were caused by the same factors that led to the restatement of the financial statements for the quarter ended March 31, 2006.

Response to Comment #2

To assist in following the review process the company undertook, points one and two are responded to in reverse order.

The adjustment of $643,000 was determined as part of the comprehensive review. Of this $643,000, the majority related to $302,000 for revenue on fixed price contracts determined incorrectly and $175,000 related to an unsupported estimate for revenue from billable contract hours incurred. The company was unable to determine with precision through its extensive review process the proper quarter within the second half of 2005 to which the amount was applicable, but believe a reasonable determination is $175,000 in the third quarter and $468,000 in the fourth quarter. In assessing the materiality of these unrecorded adjustments relative to the reported results for 2005, the company considered the magnitude of the misstatement in percentage terms and in dollar amount, as contemplated in Staff Accounting Bulletin No. 99.

The company’s evaluation of percentage misstatement contemplated the use of net income (loss) and earnings per share as its basis for evaluation. However, the company believes EBITDA is a more appropriate basis, given that EBITDA is the measure of performance used by the company to manage its operations and to which it directs investors. The above noted misstatement constituted only 2.2%, 2.0% and 6.6% of the company’s 2005 full year, third quarter and fourth quarter reported EBITDA, respectively, (or 2.6%, 2.3% and 7.6% of the company’s 2005 full year, third quarter and fourth quarter EBITDA, respectively, after the modified retrospective SFAS 123R adoption). The company also considered the qualitative impact that such unrecorded adjustments would have had on the trend of reported earnings. The company believes that the trend in its net earnings (loss) in 2003, 2004, 2005 ($328.8 million loss, $26.8 million loss and $5.3 million income) and the trend in EBITDA over the same period ($292.4 million loss, $3.1 million loss and $29.6 million income) were not materially distorted by excluding these adjustments from 2005. The company viewed 2005 as essentially a break even year on $1.4 billion in sales and therefore believes there was no material impact by not recording these adjustments.

The adjustment of $923,000 represented the final remaining unreconciled difference between a detailed unbilled accounts receivable sub-ledger recreated as part of the comprehensive review, and the general ledger account. The company’s review procedures extended over three months. It included a reperformance of year end 2005 procedures, as well as extensive account reconciliations, account roll-over tracking, and review of journal entries subsequent to December 31, 2005. Despite the extensive efforts of the accounting review team, the company was unable to determine what this remaining unbilled accounts receivable related to or when it had arisen, including whether it might originally have been a correct entry. Accordingly, the company determined to write off this amount in the second quarter 2006.

The company recorded the $923,000 adjustment in the second quarter of 2006 based on the fact that the error was from an indeterminable prior period and should be recorded in the period it was discovered. The company did not include this item in the first quarter 2006 Form 10-Q/A because the error was discovered in the second quarter of 2006 and the company believed that the adjustment and related disclosure were more appropriate in the second quarter. With regard to the $643,000 adjustment, although the company determined the period of origin to be 2005, as noted above, the company considered the impact of not recording these adjustments in 2005 to be immaterial to 2005. The company then considered the potential for a material misstatement in 2006 by recording these 2005 errors in the current year. In that regard, the company evaluated the impact of the $643,000 on second quarter EBITDA (7.6%) and as a percentage of its current estimated EBITDA of 3.0% for the year ended December 31, 2006, again focusing on the EBITDA based measures of materiality as more meaningful in the circumstances. Because the company concluded that neither 2005 nor 2006 would be materially misstated by recording the $643,000 in 2006, the company recorded it in the period in which it was identified.

The adjustment of $923,000 reported in the second quarter of 2006 was caused by different factors than the adjustments reported in the first quarter of 2006 and the adjustment of $643,000 reported in the second quarter of 2006. The $923,000 second quarter adjustment was recorded to effectively reserve or write-off an unidentifiable difference between the unbilled accounts receivable detail and the general ledger account. The $643,000 second quarter adjustment was resulted from essentially the same type of error as in the first quarter, incorrect estimation of revenue based on incomplete and under-reviewed information.

Further, in accordance with your request, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of this response. I am available to discuss these matters and can be contacted at (212) 351-7232.

Sincerely,

/s/ Mary Jane Raymond
Mary Jane Raymond
Executive Vice President & Chief Financial Officer